100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 Phone 414.271.6560 Fax 414.277.0656

Geoffrey R. Morgan Direct 414.225.2752 Email grmorgan@michaelbest.com

August 18, 2005

United States Securities and Exchange Commission

Attn: Jennifer Hardy

Legal Branch Chief

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Eliason Funding Corporation

Amendment No. 2 to Registration Statement on Form SB-2 Filed August 15, 2005

File Number 333-125542

Dear Ms. Hardy:

On behalf of our client, Eliason Funding Corporation (the “Registrant”), this will respond to your verbal comment given on August 16, 2005, regarding the above-referenced Registration Statement (such Registration Statement, together with amendments thereto referred to herein as, the “Registration Statement”). We have reissued Exhibit 8.01, dated the effective date of the Registration Statement, and filed such exhibit as Amendment No. 3 to the Registration Statement.

In connection with this filing, we represent that the Registrant hereby states the following:

a.	The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

b.	The Registrant acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to this filing; and

c.	The Registrant represents that it may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

Please contact Marcia Y. Lucas at (414) 270-2739 or Geoffrey R. Morgan at (414) 225-2752 with any questions you may have or for any further information you may require. Thank you for your assistance with this Registration Statement.

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

/s/ Geoffrey R. Morgan

Geoffrey R. Morgan

GRM:mkb